Exhibit 99.5

March 17, 2008	URA – TSX.V

Uranium Exploration Progress Report

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce the company has filed a Notice of Intent with the Department of Natural Resources, Colorado Division of Reclamation, Mining and Safety, to open up a plugged air vent at the Company’s Joseph Uranium / Vanadium project. This project area consists of 106 claims located in the Bull Canyon region in Colorado, near the Utah border. This claim group is well known for its uranium and vanadium production, with five (5) historically producing mines included in the land parcel. They are located approximately 100 km east-northeast of Blanding, Utah, within the Uravan mineral belt. This claim group includes the Ura, Zebra, Peanut #1, Peanut #2, and Gilbert mines, which were operated until 1983. The Bull Canyon region is a well known producer of uranium and vanadium, with a ratio of 5-1 vanadium to uranium. The average uranium grades reported from historical production were 0.20% to 0.25%, with vanadium grades ranging from 1.5% to 2.0%. All ore was located in the Morrision - Saltwash formation.

The Joseph Uranium / Vanadium Project contains approximately two miles of underground workings which includes the Company’s ‘Ura’ mine and Denison Mines Corp. (DML on TSX) ‘Van 4’ mine. An exploration permit was granted in February 2007 to open the portal accessing these claims. The portal was subsequently opened and the underground workings were assessed by the Company and Denison for damage, water content and accessibility. This portal provides access to the Company’s Ura mine and Denison’s Van 4 mine. Clearing the air vent will provide for clean air in the underground complex and allow both companies to begin preparation for future production.

About Anglo Canadian Uranium Corp.

Anglo-Canadian Uranium is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

 “Len J.Harris”

Len J. Harris, President

T: 604 669 6807

Toll Free: 866 488 3838

E: len@anglocanex.com

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